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October 4, 2010

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director Johnny Gharib, Staff Attorney James Peklenk, Staff Accountant

Re:	Complete Genomics, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-168439

Ladies and Gentleman:

On behalf of Complete Genomics, Inc. (the “Company” or “Complete Genomics”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 30, 2010 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by facsimile on September 24, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Form S-1

Prospectus Summary, page 1

1.	We have reviewed your response to prior comment 9. We do not believe the provided articles present support for the following statements as the articles do not compare your technology to alternative sequencing technology:

United States Securities and Exchange Commission

October 4, 2010

• “We believe that our solution will provide … complete human genomic data and analysis at an unprecedented combination of quality, cost and scale… ;”

• “We believe that our complete human genome sequencing technology…is superior to existing commercially available complete genome sequencing methods in terms of quality, cost and scale;” and

• “We believe this unique combination of our proprietary DNB and cPAL technologies is superior in both quality and cost when compared to other commercially available technologies…”

Please further explain why you believe the provided articles support your statements, provide alternative support for your beliefs or revise the referenced statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that it has a reasonable basis to support the aforementioned statements of belief, based on industry practice and publicly available information. From the earliest days of the field of genomic sequencing, the days of the competition between Celera Genomics and the U.S. Human Genome Project to be the first to sequence the human genome, to the present, companies and organizations that have achieved sequencing milestones in quality, cost and scale have immediately announced and/or published their results. The Company regularly and actively monitors all publications to evaluate its competitive position. The Company has compared the parameters of its sequencing process and the sequencing results of competitive commercially available technologies announced in various publications, and has further noted the absence of any scientific publications by competitors publicly announcing superior sequencing results. On the basis of this review and its analysis of its competitors’ publications, the Company believes that there is strong support for the statements of belief regarding its competitive position and superior sequencing results. The Company further advises the Staff that its beliefs are based not on a comparison of one element of its sequencing process relative to a competitors (e.g., quality versus quality, or cost versus cost) but rather on the superiority of its sequencing solution based on a comparison of the combination of quality, cost and scale relative to other commercially available solutions.

QUALITY

In the field of genomic sequencing, quality is primarily measured by the accuracy of sequencing results as compared to publicly available reference human genome data. In the peer-reviewed paper published in the April 2010 edition of Science, the Institute for Systems Biology, an independent scientific organization and a customer of the Company, announced that they had achieved accuracy rates greater than 99.999% when sequencing a complete human genome using the Company’s technology. In the paper entitled “Single-molecule Sequencing of an Individual Genome” by Dmitry Pushkarev, Norma Neff and Stephen R. Quake published in Nature Biotechnology in September 2009 (the “Quake Paper”), the authors noted that they had sequenced a complete human genome and had achieved 99.8% accuracy using a sequencing machine manufactured by Helicos, Inc. In the paper entitled “The Diploid Genome Sequence of an Asian Individual” by scientists at the Beijing Genomics Institute published in Nature in October 2008, the authors noted that they had achieved accuracy rates of 99.97% when

United States Securities and Exchange Commission

October 4, 2010

sequencing a complete human genome using an Illumina, Inc. sequencing machine. The Company is unaware of any announcements of accuracy rates greater than the Company’s for sequencing processes comparable in cost to the Company’s technology.

COST

On September 21, 2010, Illumina announced that it was offering to sequence complete human genomes for prices between $9,500 and $19,500 per genome depending on the volume and customer. That currently is the lowest price per complete human genome publicly announced by any of the Company’s competitors. In the Quake Paper, the authors estimated that it had cost them $48,000 to sequence a genome, exclusive of the costs of purchasing a Helicos sequencing instrument (which would have increased that cost). In comparison, on January 1, 2010, the Company announced in Science that it had sequenced three genomes at a cost of less than $2,000 each, exclusive of the instrument cost. Multiple industry publications have noted that the Company’s cost to sequence a complete human genome is the lowest in the industry.

SCALE

As noted on page 2 of the Registration Statement, as of March 31, 2010, there had been approximately 24 published and 200 unpublished complete human genomes sequenced worldwide, as reported in the April 2010 edition of Nature. To the Company’s knowledge, that is the latest publicly available data regarding the number of sequenced complete human genomes. As of September 30, 2010, the Company had sequenced over 400 complete human genomes in the year to date, including more than 300 in the third quarter of 2010, and it has an order backlog of over 800 genomes.

CONCLUSION

To the best of the Company’s knowledge, there is no data available for other commercially available complete human genome sequencing technologies indicating that such competitive technologies have a superior combination of quality, cost and scale, when taking into consideration the total cost of purchasing, operating and maintaining the instruments necessary for such sequencing. It believes that it has a reasonable basis for its belief in the above-referenced statements. The Company further understands that it is subject to strict liability for the statements in the Registration Statement.

We currently are, and could in the future be, subject to litigation…page 27

2.	Your disclosure on page 85 states that if an injunction is granted with respect to the Illumina and Solexa complaint, it could force you to stop or alter certain business activities. Please expand this discussion to identify the business activities you could be expected to stop or alter and explain the potential impact on your operations.

Response: The Company has revised its disclosure on page 27 of Amendment No. 2.

United States Securities and Exchange Commission

October 4, 2010

Use of proceeds, page 35

3.	We have reviewed your response to comment 23 and your revised disclosure. Please further expand your disclosure to disclose the amounts you expect to use to further develop your sequencing technology and services and the amounts you intend to use for sales and marketing activities.

Response: The Company has revised its disclosure on page 35 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Stock-Based Compensation, page 50

4.	We acknowledge your response to comment 25. Please revise your disclosure of the discussion of specific valuation factors from period to period to include the significant factors and assumptions used to determine the reassessed fair values. For example the August 31, 2009 to April 8, 2010 discussion should address the factors and assumptions used to calculate the fair value of the common stock that ranged from $1.82 to $2.45.

Response: The Company has revised its disclosure on pages 52, 54 and 55 of Amendment No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Greg Chin

Greg Chin

of LATHAM & WATKINS LLP

cc:	Clifford A. Reid, Complete Genomics, Inc.

Ajay Bansal, Complete Genomics, Inc.

Donald J. Murray, Dewey & LeBoeuf LLP

Arash Aminian-Baghai, Dewey & LeBoeuf LLP

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP